EXHIBIT 99.2

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS MAY 2006 PERFORMANCE

HOUSTON, June 1, 2006 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in May 2006 for its Continental Express operating fleet.

During the month, ExpressJet revenue passenger miles (RPMs) totaled 910 million, up 23.1 percent over May 2005, and available seat miles (ASMs) increased by 11.7 percent compared with May 2005. ExpressJet's May load factor was 81.3 percent, a 7.5 point increase over May 2005. The company flew 77,281 block hours, compared with 68,861 block hours in May 2005, and operated 41,714 departures, versus 38,246 departures in May 2005.

Also in May 2006, ExpressJet operated at a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control. ExpressJet had a total completion factor of 98.2 percent during the month. In May 2005, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 99.4 percent.

During the month, ExpressJet accepted delivery of one 50-seat Embraer ERJ-145XR aircraft, bringing the company's total operating fleet to 273 jets.

ExpressJet Holdings has strategic investments in the air transportation sector, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines operates a fleet of Embraer regional jets as Continental Express to 152 destinations in the United States, Canada, Mexico, Central America and the Caribbean, and provides third-party training through its Training Services division. ExpressJet Services, LLC provides third-party repair services. The company is the sole stockholder of these subsidiaries and also invests in other entities that permit it to leverage the management experience, efficiencies and economies of scale present in its subsidiaries. For more information, visit expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

May	2006	2005	Change
Revenue Passenger Miles (000)	909,741	739,289	23.1 Percent
Available Seat Miles (000)	1,119,567	1,002,596	11.7 Percent
Passenger Load Factor	81.3 Percent	73.7 Percent	7.5 Points
Block Hours	77,281	68,861	12.2 Percent
Departures	41,714	38,246	9.1 Percent

YEAR-TO-DATE	2006	2005	Change
Revenue Passenger Miles (000)	4,097,662	3,392,053	20.8 Percent
Available Seat Miles (000)	5,293,513	4,714,724	12.3 Percent
Passenger Load Factor	77.4 Percent	71.9 Percent	5.5 Points
Block Hours	366,660	327,032	12.1 Percent
Departures	197,234	178,700	10.4 Percent

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